

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 19, 2017

Alex Sapir
President and Chief Executive Officer
Dova Pharmaceuticals, Inc.
2530 Meridian Pkwy, Suite 300
Durham, NC 27713

> **Re: Dova Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 21, 2017**
> **CIK No. 0001685071**

Dear Mr. Sapir:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1
Our Drug Candidate, page 2

1. We note that your table summarizing your lead development programs indicates that that the thrombocytopenia programs relating to a broader population of patients scheduled to undergo a medical procedure or surgery and chemotherapy-induced thrombocytopenia indicates that you have completed Phase 1 trials and expect to initiate "late stage" clinical development programs in 2018. Please clarify whether "late stage" consists of Phase 2 or Phase 3 trials. If they are Phase 3 trials, please tell us the basis for your belief that Phase 2 trials are not required.

Implications of Being an Emerging Growth Company, page 6

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risks Factors, page 12

We are required to make significant payments in connection with our acquisition of avatrombopag,…, page 17

3. We note your statement that failure to make significant payments to Eisai may affect your ability to progress and develop your programs. Please quantify the maximum remaining amounts that you may be required to pay Eisai.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage, page 40

4. Please explain your competitive advantage and explain how your claim of a competitive advantage is consistent with the following disclosures:

- "These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities." (page 35); and
- issued patents that we own or license may not provide us with any competitive advantages…" (page 41)

  Additionally, you state on page 106 that your knowledge, experience and scientific resources provide you with a competitive advantage. Please explain the basis for your belief that your knowledge, experience and scientific resources are superior to others' in the industry.

Industry and other data, page 61

5. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please delete the statements that the sources of the data cannot guarantee the accuracy or completeness of the information; the warning not to give undue weight to such information; and the research has not been verified by any independent source. Alternatively, specifically state that you take liability for these statements.

Critical Accounting Policies and Estimates
Stock-Based Compensation, Common stock valuation methodology, page 81

6. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Our solution: avatrombopag, page 91

7. Please revise your disclosure on page 93 to remove the reference to the "favorable safety profile." A safety determination is an exclusively an FDA determination. You may present information about the number of treatment related serious adverse events but should not state or imply that the product candidate is safe.

Intellectual Property, page 108

8. Please expand the discussion of your agreements with Eisai to disclose the amounts you will be obligated to pay Eisai under the fixed payment schedule assuming Eisai develops avavtrombopag through FDA approval.

General

9. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

You may contact Bonnie Baynes at (202) 551-4924 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mark Ballantyne, Esq.
Cooley LLP